Filed pursuant to Rule 433
Dated March 3, 2017

Relating to
Pricing Supplement No. 1,390 dated March 3, 2017 to
 Registration Statement No. 333-200365

Global Medium-Term Notes, Series I

Floating Rate Senior Notes Due 2022 (Reopening)

Issuer:	Morgan Stanley
Principal Amount:
$1,250,000,000.  The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,750,000,000 aggregate principal amount of Floating Rate Senior Notes Due 2022 issued by us on January 20, 2017.  The notes offered hereby will have the same CUSIP number as the previously issued Floating Rate Senior Notes Due 2022 and will trade interchangeably with the previously issued Floating Rate Senior Notes Due 2022 immediately upon settlement.  Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $3,000,000,000.

Maturity Date:	January 20, 2022
Trade Date:	March 3, 2017
Original Issue Date (Settlement):	March 8, 2017 (T+3)
Interest Accrual Date:	January 20, 2017
Issue Price (Price to Public):	101.112%, plus accrued interest
Agents’ Commission:	0.350% of the principal amount
All-in Price:	100.762%, plus accrued interest
Net Proceeds to Issuer:	$1,259,525,000, plus accrued interest
Base Rate:	LIBOR
Spread (plus or minus):	Plus 1.18%
Index Maturity:	Three months
Index Currency:	U.S. Dollars
Interest Payment Period:	Quarterly
Interest Payment Dates:	Each January 20, April 20, July 20 and October 20, commencing April 20, 2017
Day Count Convention:	Actual/360
Optional Redemption:
The Issuer may, at its option, redeem the notes, in whole but not in part, on January 20, 2021, on at least 15 but not more than 60 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on the notes to but excluding the redemption date. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus.  If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Current Interest Rate:	Base Rate plus 1.18% (which was determined by the Calculation Agent on the second London banking day prior to January 20, 2017), which is 2.21011%
Interest Reset Dates:	Each Interest Payment Date
Next Interest Reset Date:	April 20, 2017
Interest Reset Period:	Quarterly
Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61746B EE2
ISIN:	US61746BEE20
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)

Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the above-referenced Pricing Supplement for the notes.

Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Prospectus Supplement Dated January 11, 2017
Prospectus Dated February 16, 2016